Exhibit 99.1

PRESS RELEASE

Immatics Announces Full Year 2025

Financial Results and Business Update

•	Anzu-cel (anzutresgene autoleucel, IMA203) PRAME Cell Therapy: Global, randomized, controlled Phase 3 trial, SUPRAME, in previously treated advanced melanoma ongoing; anzu-cel received Orphan Drug Designation from the FDA for the treatment of both cutaneous and uveal melanoma

•	SUPRAME timelines remain unchanged; interim and final analyses remain expected to be triggered in 2026, BLA submission in 1H 2027 and commercial launch in 2H 2027 as planned

•	IMA203CD8 PRAME Cell Therapy (GEN2): Data update from ongoing Phase 1a trial, with a focus on ovarian cancer at relevant doses, planned for presentation at a major medical conference in 1H 2026

•	IMA402 PRAME Bispecific: RP2D determination and Phase 1 clinical data update with focus on melanoma and gynecologic cancers treated with IMA402 monotherapy and combination with immune checkpoint inhibitor planned for 2H 2026

•	IMA402 PRAME / IMA401 MAGEA4/8 Bispecific Combination: Phase 1 trial in sqNSCLC expected to commence in 2026

•	Moderna Collaboration: First patient dosed in Phase 1 anzu-cel and mRNA-4203 combination trial in 3Q 2025; TCER® collaboration expanded and milestone payment received in January 2026, with the first mRNA-based TCER® product candidate planned to advance into clinical development

•	$125 million public offering completed on December 8, 2025

•	Cash and cash equivalents as well as other financial assets of $551.4 million[1] (€469.3 million) as of December 31, 2025; extended cash reach into 2028

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1 All amounts converted using the exchange rate published by the European Central Bank in effect as of December 31, 2025 (1 EUR = 1.175 USD).

Immatics Press Release March 5, 2026	1| 13

Houston, Texas and Tuebingen, Germany, March 5, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, today provided a business update and reported financial results for the quarter and full year ended December 31, 2025.

“Following a year of strong execution and data updates across our entire PRAME franchise, Immatics is entering 2026 with multiple high-impact milestones ahead, including advancing our PRAME cell therapy, anzu-cel, towards approval,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “In parallel, we strive to expand our reach to more patients with our second-generation PRAME cell therapy, IMA203CD8, with meaningful data in gynecologic cancers expected this year, and with our PRAME bispecific IMA402, where we plan to report expanded clinical data supporting initiation of indication-specific expansion cohorts. In addition, we look forward to opening a new therapeutic avenue by initiating a combination study with IMA402 and IMA401, our MAGEA4/8 bispecific, in lung cancer. Above all, we remain focused on translating this positive momentum into transformative outcomes for patients with cancer.”

Full Year 2025 and Subsequent Company Progress

PRAME Franchise – Cell Therapy

Anzu-cel (IMA203) PRAME Cell Therapy – First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and is expected to be the Company’s first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) advanced cutaneous melanoma as well as metastatic uveal melanoma includes ~9,000 patients 2.

•	Anzu-cel received Orphan Drug Designation as well as RMAT designation[3] from the U.S. Food and Drug Administration (FDA) for the treatment of both cutaneous and uveal melanoma.

Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced cutaneous melanoma

•	Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor.

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2 Refers to PRAME+/HLA-A*02:01+ patients per year in the U.S. and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast.

3 Includes all benefits of Breakthrough Therapy Designation.

Immatics Press Release March 5, 2026	2| 13

•	SUPRAME is designed to be an adequate and well-controlled clinical trial intended to generate robust data to support regulatory approval of anzu-cel as Immatics advances this PRAME cell therapy.

•	Primary endpoint for seeking full approval is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes measuring quality of life.

•	SUPRAME timelines remain unchanged. Pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death). Interim and final analyses remain expected to be triggered in 2026 as planned, given current strong enrollment rate. As communicated previously and in line with general FDA guidance, data from the interim analysis is not intended to be published to protect the integrity of the clinical trial as long as enrollment remains ongoing.

•	The Company continues to expect BLA submission in the first half of 2027 and commercial launch of anzu-cel in the second half of 2027.

•	Patient recruitment is currently ongoing in North America and Europe.

Phase 1/2 trial for anzu-cel (IMA203) PRAME cell therapy in patients with advanced melanoma

•	Phase 1b data in patients with advanced melanoma were published at ASCO 2025 and a subset analysis in uveal melanoma was published at ESMO 2025, both showing favorable tolerability and strong clinical benefit of anzu-cel one-time infusion.

•	A Phase 2 cohort to treat approximately 30 additional metastatic uveal melanoma patients is ongoing and being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma.

•	Data from the ongoing single-arm Phase 1b as well as Phase 2 trial in metastatic uveal melanoma are intended to support a potential label expansion for anzu-cel.

•	The next data update from the Phase 1/2 trial with ongoing follow-up of patients with cutaneous and uveal melanoma is planned for 2026.

Phase 1 combination trial for anzu-cel (IMA203) PRAME cell therapy and Moderna’s PRAME cell therapy enhancer, mRNA-4203, in patients with solid tumors

•	First patient dosed in Phase 1 dose escalation trial in 3Q 2025; the combination treatment has the potential to further enhance anti-tumor activity of anzu-cel, strengthen clinical outcomes and broaden the addressable patient population.

Immatics Press Release March 5, 2026	3| 13

•	Each party retains full ownership of its investigational PRAME compound, and the parties fund the clinical study on a cost-sharing basis.

IMA203CD8 PRAME Cell Therapy (GEN2) – Expansion to all Advanced PRAME Cancers

IMA203CD8 is the Company’s second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product candidate with a tumor-agnostic approach, starting with gynecologic cancers.

•	Updated Phase 1a dose escalation data presented at ESMO-IO 2025 Congress showed manageable tolerability as well as promising initial anti-tumor activity in PRAME-positive tumors at low median dose, including proof-of-concept data in ovarian carcinoma.

•	Results could support the positioning of IMA203CD8 to treat patients with PRAME cancers without post-infusion IL-2.

•	Immatics plans to present Phase 1a data with a focus on ovarian cancer at relevant doses at a major medical conference in the first half of 2026.

•	The Company is on track to complete Phase 1a dose escalation and determine recommended Phase 2 dose (RP2D) in 2026.

PRAME Franchise - Bispecifics

IMA402 PRAME Bispecific – Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, as a monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, Immatics is exploring the potential combination of IMA402 with IMA401 MAGEA4/8 bispecific in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

•	In November 2025, Immatics announced clinical proof-of-concept for its IMA402 PRAME bispecific with updated data from the Phase 1a dose escalation trial in heavily pre-treated patients with solid tumors, including melanoma and ovarian cancer.

•	Immatics expects to determine the final RP2D and present a clinical data update from a larger patient population with a focus on melanoma and gynecologic cancers treated with IMA402 monotherapy or combination with an immune checkpoint inhibitor in the second half of 2026. Based thereon, the Company may seek to convert existing Phase 1b cohorts into Phase 2 trials, which may have the potential to become registration-enabling. As part of its strategy to maximize the IMA402 opportunity, the Company also plans to initiate additional Phase 1b cohorts in 2026 to determine the monotherapy and combination potential of IMA402 with immune checkpoint inhibitors and standard of care in late as well as earlier treatment lines.

Immatics Press Release March 5, 2026	4| 13

•	Based on the initial promising activity of IMA401 in head and neck cancer and sqNSCLC, Immatics is well-positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor. The IMA402/IMA401 combination trial in sqNSCLC is expected to commence in 2026.

IMA401 MAGEA4/8 Bispecific – Maximizing the Potential of Bispecifics Combinations

•	In November 2025, Immatics presented clinical proof-of-concept data from the Phase 1a dose escalation trial evaluating IMA401 MAGEA4/8 bispecific as monotherapy or in combination with an immune checkpoint inhibitor in heavily pre-treated patients with solid tumors, including head and neck cancer and sqNSCLC.

•	The Company plans to present updated Phase 1a data at a major medical conference in the first half of 2026.

•	Consistent with Immatics’ focus on advancing its PRAME franchise, the Company is exploring IMA401 in combination with IMA402, starting with sqNSCLC.

Moderna Collaboration Expansion – TCER® Multiplexing Strategy

•	In December 2025, Moderna decided to advance the first mRNA-based TCER® product candidate from the existing collaboration with Immatics into clinical development.

•	This TCER®, in-licensed by Moderna, is directed against an undisclosed Immatics proprietary target and is encoded in Moderna’s proprietary mRNA delivery system enabling in vivo production of the TCER® molecule by the patient’s own body.

•	This collaboration aims to generate proof-of-principle data for the in vivo production of TCER® molecules, potentially supporting a broader multiplex approach targeting multiple solid tumors.

•	This expansion of the collaboration triggered a milestone payment of $5 million to Immatics in January 2026. Immatics will conduct the Phase 1 trial, with all associated costs fully reimbursed by Moderna.

Corporate Developments

•	Chief Financial Officer Appointment: On October 1, 2025, Immatics announced the appointment of Venkat Ramanan, Ph.D., as Chief Financial Officer.

•	Chief People Officer Appointment: On October 27, 2025, Immatics announced the appointment of Amie Krause as Chief People Officer.

Immatics Press Release March 5, 2026	5| 13

Full Year 2025 Financial Results

Cash Position: Cash and cash equivalents, as well as other financial assets, total $551.4 million1 (€469.3 million) as of December 31, 2025, compared to $710.3 million1 (€604.5 million) as of December 31, 2024. The decrease is mainly due to $234.9 million (€199.9 million) operational cash usage, principally as a result of ongoing research and development activities, as well as unrealized foreign exchange translational losses of $41.8 million1 (€35.6 million), which do not impact the expected cash reach, partially offset by the net proceeds of the public offering of $117.9 million1 (€100.3 million).

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $56.8 million1 (€48.3 million) for the year ended December 31, 2025, compared to $183.1 million1 (€155.8 million) for the year ended December 31, 2024. The decrease is mainly the result of the one-time non-cash revenue associated with the acceleration of deferred revenue recognized due to the termination of the IMA401 and ACTallo® collaborations by Bristol Myers Squibb during the year ended December 31, 2024.

Research and Development Expenses: R&D expenses were $216.0 million1 (€183.8 million) for the year ended December 31, 2025, compared to $174.0 million1 (€148.1 million) for the year ended December 31, 2024. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials.

General and Administrative Expenses: G&A expenses were $60.2 million1 (€51.2 million) for the year ended December 31, 2025, compared to $54.5 million1 (€46.4 million) for the year ended December 31, 2024. The increase is driven by costs associated with early commercial activities supporting the planned market launch of anzu-cel (IMA203).

Net Profit and Loss: Net loss was $230.8 million1 (€196.4 million) for the year ended December 31, 2025, compared to a net profit of $17.9 million1 (€15.2 million) for the year ended December 31, 2024. The net loss mainly resulted from lower non-cash revenue recognized from the acceleration of deferred revenue recognized due to the termination of the collaboration agreements in the year ended December 31, 2024, and higher costs associated with the planned advancement of the Company’s PRAME franchise in clinical trials.

Full financial statements can be found in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on March 5, 2026, and published on the SEC website under www.sec.gov.

Immatics Press Release March 5, 2026	6| 13

Upcoming Investor Conferences

•	Leerink Global Healthcare Conference, Miami, Florida, USA – March 8 – 11, 2026

•	Jefferies “Biotech by the Beach” Summit 2026, Miami, Florida, USA – March 10 – 11, 2026

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

About PRAME

PRAME is a target expressed in more than 50 cancers. Immatics is the global leader in precision targeting of PRAME and has the broadest PRAME franchise with the most PRAME indications and modalities. The Immatics PRAME franchise currently includes three product candidates, two therapeutic modalities and two combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), IMA402 PRAME bispecific as monotherapy and in combination with an immune checkpoint inhibitor, as well as anzu-cel in combination with Moderna’s PRAME cell therapy enhancer.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Immatics Press Release March 5, 2026	7| 13

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release March 5, 2026	8| 13

Immatics N.V. and subsidiaries

Consolidated Statement of Profit or Loss of Immatics N.V.

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	48,266	155,835	53,997
Research and development expenses	(183,832)	(148,079)	(118,663)
General and administrative expenses	(51,184)	(46,449)	(38,198)
Other income	4,734	78	1,139
Operating result	(182,016)	(38,615)	(101,725)
Change in fair value of liabilities for warrants	1,730	17,264	(2,079)
Other financial income	18,516	44,018	13,850
Other financial expenses	(36,666)	(1,321)	(7,040)
Financial result	(16,420)	59,961	4,731
Profit/(loss) before taxes	(198,436)	21,346	(96,994)
Taxes on income	1,989	(6,128)	2,345
Net profit/(loss)	(196,447)	15,218	(94,649)
Net profit/(loss) per share:
Basic	(1.61)	0.14	(1.18)
Diluted	(1.61)	0.14	(1.18)

Immatics Press Release March 5, 2026	9| 13

Immatics N.V. and subsidiaries

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Net profit/(loss)	(196,447)	15,218	(94,649)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(9,623)	2,667	(155)
Total comprehensive income/(loss) for the year	(206,070)	17,885	(94,804)

Immatics Press Release March 5, 2026	10| 13

Immatics N.V. and subsidiaries

Consolidated Statement of Financial Position of Immatics N.V.

	As of December 31,
	2025	2024
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	345,918	236,748
Other financial assets	123,419	367,704
Accounts receivables	6,099	5,857
Other current assets	28,572	19,246
Total current assets	504,008	629,555
Non-current assets
Property, plant and equipment	42,111	50,380
Intangible assets	1,582	1,629
Right-of-use assets	12,786	13,332
Other non-current assets	1,850	1,250
Total non-current assets	58,329	66,591
Total assets	562,337	696,146
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	18,832	20,693
Deferred revenue	15,816	35,908
Liabilities for warrants	—	1,730
Lease liabilities	2,757	2,851
Other current liabilities	5,607	6,805
Total current liabilities	43,012	67,987
Non-current liabilities
Deferred revenue	18,541	34,161
Lease liabilities	12,878	13,352
Deferred tax liabilities	3,807	5,804
Total non-current liabilities	35,226	53,317
Shareholders’ equity
Share capital	1,341	1,216
Share premium	1,277,338	1,162,136
Accumulated deficit	(785,988)	(589,541)
Other reserves	(8,592)	1,031
Total shareholders’ equity	484,099	574,842
Total liabilities and shareholders’ equity	562,337	696,146

Immatics Press Release March 5, 2026	11| 13

Immatics N.V. and subsidiaries

Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2025	2024
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(196,447)	15,218
Taxes on income	(1,989)	6,128
Profit/(loss) before tax	(198,436)	21,346
Adjustments for:
Interest income	(17,179)	(25,001)
Depreciation and amortization	12,400	12,225
Interest expenses	946	886
Equity-settled share-based payment	15,015	17,642
Net foreign exchange differences and expected credit losses	34,132	(18,706)
Change in fair value of liabilities for warrants	(1,730)	(17,264)
(Gains)/losses from disposal of fixed assets	750	1
Changes in:
(Increase)/decrease in accounts receivables	(242)	(1,764)
(Increase)/decrease in other assets	(6,108)	727
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	(37,615)	(149,743)
Interest received	26,817	15,605
Interest paid	(946)	(886)
Income tax paid	(9,163)	(13,098)
Income tax refunded	4,733	—
Net cash provided by/(used in) operating activities	(176,626)	(158,030)
Cash flows from investing activities
Payments for property, plant and equipment	(6,558)	(16,272)
Payments for intangible assets	(247)	(208)
Proceeds from disposal of property, plant and equipment	—	2
Payments for investments classified in Other financial assets	(338,267)	(450,349)
Proceeds from maturity of investments classified in Other financial assets	549,859	314,440
Net cash provided by/(used in) investing activities	204,787	(152,387)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	107,310	343,010
Transaction costs deducted from equity	(6,998)	(21,314)
Payments of lease liabilities	(2,959)	(2,012)
Net cash provided by/(used in) financing activities	97,353	319,684
Net increase/(decrease) in cash and cash equivalents	125,514	9,267
Cash and cash equivalents at the beginning of the period	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(16,344)	9,009
Cash and cash equivalents at the end of the period	345,918	236,748

Immatics Press Release March 5, 2026	12| 13

Immatics N.V. and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023	767	714,177	(510,110)	(1,481)	203,353
Other comprehensive loss	—	—	—	(155)	(155)
Net loss	—	—	(94,649)	—	(94,649)
Comprehensive loss for the year	—	—	(94,649)	(155)	(94,804)
Equity-settled share-based compensation	—	20,705	—	—	20,705
Share options exercised	—	139	—	—	139
Issue of share capital – net of transaction costs	80	88,145	—	—	88,225
Balance as of December 31, 2023	847	823,166	(604,759)	(1,636)	217,618
Balance as of January 1, 2024	847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income	—	—	—	2,667	2,667
Net profit	—	—	15,218	—	15,218
Comprehensive income for the year	—	—	15,218	2,667	17,885
Equity-settled share-based compensation	—	17,642	—	—	17,642
Share options exercised	1	1,114	—	—	1,115
Issue of share capital – net of transaction costs	368	320,214	—	—	320,582
Balance as of December 31, 2024	1,216	1.162,136	(589,541)	1,031	574,842
Balance as of January 1, 2025	1,216	1.162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(9,623)	(9,623)
Net loss	—	—	(196,447)	—	(196,447)
Comprehensive loss for the year	—	—	(196,447)	(9,623)	(206,070)
Equity-settled share-based compensation	—	15,015	—	—	15,015
Share options exercised	—	60	—	—	60
Issue of share capital – net of transaction costs	125	100,127	—	—	100,252
Balance as of December 31, 2025	1,341	1,277,338	(785,988)	(8,592)	484,099

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